UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2008

LIBERTY PETROLEUM INC.
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(Registrant’s Name)

4620 Manilla Road
Calgary, Alberta,T2G 4B7
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Extension of Warrant Commencement Date

By way of letter agreements dated March 25, 2008 with each individual warrant holder, Liberty Petroleum Inc., a Canadian corporation (the "Company") and each respective warrant holder have agreed to extend the vesting of the Company’s Class A, Class B, and Class C warrants (the “Warrants”).  Originally, all of the Warrants were to have vested on May 26, 2008 (the “Warrant Commencement Date”).  As a result of the agreements between the Company and the respective Warrant holders, the Warrant Commencement Date has been extended from May 26, 2008 to May 26, 2009 with respect to the Class A Warrants; to November 26, 2009 with respect to the Class B Warrants; and to May 26, 2010 with respect to the Class C Warrants.  All other terms of the Warrant agreements remain unchanged.

For all the terms and conditions of the letter agreements between the Company and the Warrant holders, reference is hereby made to the form of such agreement annexed hereto as exhibit 10.1.  All statements made herein concerning the foregoing agreements are qualified by references to said exhibits.

Section 9-Financial Statements and Exhibits
Item 9.01 Financial Statements and Exhibits.

(a)	Financial Statements of business acquired.	Not applicable
(b)	Pro forma financial information.	Not applicable
(c)	Exhibits:
	Exhibit 10.1	Form of Warrant Commencement Date Extension Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LIBERTY PETROLEUM INC.

By: /s/ Paul Uppal
Name:	Paul Uppal
Title:	President

Date:    March 25, 2008